CONFIDENTIAL TREATMENT REQUESTED
BY COMSCORE, INC.: SCOR-0003

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****]”. THE OMITTED PORTIONS ARE BRACKETED IN THE PAPER FILING NOT SUBMITTED VIA EDGAR FOR EASE OF IDENTIFICATION.
June 12, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso
Eduardo Aleman
Brian Cascio
Lynn Dicker

Re:	comScore, Inc.
Registration Statement on Form S-1
File No. 333-141740
Initially filed on April 2, 2007
Amendment No. 3 filed on June 12, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 8, 2007 (the “June 8 Staff Letter”), relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-141740) (the “Registration Statement”) filed with the Commission on May 25, 2007 (“Amendment No.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

2”). This letter is also prepared with reference to separate telephone discussions with Eduardo Aleman of the Staff on June 11, 2007 (the “June 11th Legal Call”) and Lynn Dicker of the Staff on June 11, 2007 (the “June 11th Accounting Call”).
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 3.
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Compensation Discussion and Analysis, page 86
1.	We note your disclosure in response to prior comment 9. Please provide more specific disclosure regarding what you mean by “competitive” and “compare favorably.” For example, does this mean that you provide compensation that exceeds the compensation in a defined industry?
RESPONSE TO COMMENT 1:
     The Company has revised its disclosure at pages 86, 87 and 90 to remove references to the terms “competitive” and “compare favorably” and to replace such terms with a more detailed description of the Company’s compensation levels. As discussed during the June 11th Legal Call, the Company has specifically revised its disclosure to clarify that although it has not previously conducted formal analyses of compensation levels in various marketplaces or engaged compensation consultants to do so on its behalf, the Company generally seeks to compensate its executives at levels that the Company’s board of directors (the “Board”) believes are consistent with or more attractive than other opportunities available to executives. This belief is based on the collective experience and knowledge of the Board and executive management, as well as an informal review of compensation information gained through marketplace contacts and service providers. As disclosed at page 90 of Amendment No. 3, in the future, the Company intends to engage a compensation consultant to assist it in obtaining information regarding compensation levels within the marketplace relevant to particular executives.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

2.	Please expand your response to prior comment 10 to demonstrate how the disclosure of the omitted information would cause competitive harm under the same standard that applies when you request confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406.
RESPONSE TO COMMENT 2:
     As discussed during the June 11th Legal Call, the Company has revised its disclosure at page 88 of Amendment No. 3 to provide additional detail regarding quantitative target bonuses as well as targets based on qualitative factors. [****]
Executive Compensation, page 91
3.	Please expand the disclosure mentioned in your response to prior comment 10 to discuss how the different bonus percentages were established for the named officers.
RESPONSE TO COMMENT 3:
     The Company has revised its disclosure at page 88 of Amendment No. 3 in response to the Staff’s comment to clarify that bonus percentages were established for the named executive officers as a specified percentage of base salary. As discussed during the June 11th Legal Call, the Company has further revised its disclosure at page 88 of Amendment No. 3 to provide further information as to the methodology used by the Company in awarding different bonus percentages to the named officers.
Policies and procedures, page 100
4.	Please clarify how the factors you cite in response to prior comment 14 are applied. For example, if a transaction affects a director’s independence, does the audit committee reject the transaction?
RESPONSE TO COMMENT 4:
     In response to the Staff’s comment, the Company has revised the disclosure at page 101 to clarify how the Company’s audit committee and the Board apply the factors that are

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

considered when reviewing related party transactions. As disclosed in the Registration Statement, because of their variability and complexity, related person transactions are reviewed by the audit committee and the Board with a flexible approach that considers all of the circumstances of the transaction. Nonetheless, all such transactions are reviewed in light of what is in the Company’s best interests. In most cases, the relevant analysis is whether the transaction was executed on terms no less favorable than those that the Company could obtain from unrelated third parties. The Company believes that all of the related person transactions disclosed in the Registration Statement were entered into on such terms.
Principal and Selling Stockholders, page 101
5.	We note the second paragraph of your response to prior comment 15. However, a transaction in the past three years during which the registrant issued the very securities now offered to the public by the selling stockholders is a relationship that should be disclosed in this section per Regulation S-K Item 507.
RESPONSE TO COMMENT 5:
     As discussed during the June 11th Legal Call, the Company has revised the disclosure at pages 103 and 106 to disclose any transactions in the past three years pursuant to which the Company issued securities to the selling stockholders that may be sold by the selling stockholders in the offering.
6.	We note your revised disclosure in response to comment 35 in our letter to you dated April 27, 2007 that one of your selling stockholders is an affiliate of a registered broker-dealer. Unless this selling stockholder is able to make the representations in comment 35, it must be identified in the prospectus as an underwriter.
RESPONSE TO COMMENT 6:
     As discussed during the June 11th Legal Call, the Company has obtained the requested representations from the selling stockholders and has revised the disclosure at page 106 accordingly.

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

Certain Relationships and Related Party Transactions, page 100
7.	It appears that you included the disclosure in the prospectus because of the status of the entity as a significant security holder at the time of your transactions with the entity. Therefore, your related-party agreement should not be omitted from your registration statement.
RESPONSE TO COMMENT 7:
     The Company has filed the Licensing and Services Agreement with Citadel Investment Group, L.L.C. (and all amendments thereto) as Exhibit 10.22 to Amendment No. 3. As discussed during the June 11th Legal Call, please note that the Company has requested confidential treatment for certain portions of the agreement.
Registration Rights, page 107
8.	We will continue our evaluation of your response to comment 40 in our Apri1 27, 2007 letter to you when you provide the information mentioned in the second paragraph of response 1 in your May 25 letter.
RESPONSE TO COMMENT 8:
     As discussed during the June 11th Legal Call, the Company has filed an Amendment, Waiver and Termination Agreement as Exhibit 10.20 to Amendment No. 3 and a letter agreement as Exhibit 10.21 to Amendment No. 3, which govern the termination of sections four and six of the Fourth Amended and Restated Investor Rights Agreement.
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U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

Supplemental Response to the Company’s May 25, 2007 Comment Response Letter
     During the June 11th Accounting Call, the Company provided supplemental information to the Staff regarding its prior response on May 25, 2007 (the “Second Response Letter”) to Comment 21 of the Staff’s letter dated May 22, 2007. The Company advised the Staff in the Second Response Letter that [****]

U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

[****]
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U. S. Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
June 12, 2007	BY COMSCORE, INC.

     Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.
Respectfully submitted,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark R. Fitzgerald
Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
John M. Green, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day
Andrew J. Pitts, Cravath, Swaine & Moore LLP